1191 Second Avenue 10th Floor Seattle, WA 98101	206.389.4510 Fenwick.com

March 23, 2021
AMANDA ROSE		EMAIL: AROSE@FENWICK.COM Direct Dial: +1 (206) 389-4553

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	David Gessert
Tim Buchmiller
Jeanne Bennett
Lynn Dicker

Re:	Impel NeuroPharma, Inc.
Draft Registration Statement on Form S-1
Submitted February 12, 2021
CIK No. 0001445499

Ladies and Gentlemen:

On behalf of Impel NeuroPharma, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) of the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001445499) originally confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on February 12, 2021 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated March 11, 2021 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview Page 1

1.

We note your disclosure that “your pipeline of late-stage proprietary product candidates also includes INP107 for the treatment of OFF episodes in Parkinson’s Disease.” We further note your disclosure on pages 5 and 92 that you expect to initiate a pharmacokinetic and tolerability trial with respect to INP107 in 2022 and that INP107 is depicted as in Phase 1 in your pipeline chart. Please revise your disclosure to remove the implication that INP107 is a late-stage product candidate, or advise.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 5 and 93 of Draft No. 2.

U.S. Securities and Exchange Commission

March 23, 2021

Our Product Candidates, page 3

2.

We note your discussion of the exploratory efficacy results of your STOP301 trial to evaluate the safety and tolerability of long-term, intermittent use of TRUDHESA as an acute treatment of migraine with or without aura in adult patients. Given that the trial was not powered to determine statistical significance of the exploratory efficacy endpoints as you disclose on page 4, please revise your disclosure here and throughout to eliminate comparisons of the results of your study with best optimal care baselines and results of other approved treatments. Alternately, provide the basis for which such comparisons can reliably be made.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 3, 91 and 101 of Draft No. 2.

3.

We note your disclosure in the first paragraph following the bullet point on page 4 that there were no serious adverse events related to TRUDHESA observed in the STOP301 trial. Please clarify whether any serious adverse events were observed at all, whether or not related to TRUDHESA. If there were, you may describe how you determined the SAEs were not related to TRUDHESA.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 4, 91 and 101 of Draft No. 2.

INP105 (Acute Treatment of Agitation and Aggression in Autism Spectrum Disorder), page 5

4.

Please revise throughout to remove any inference regarding regulatory approval or the safety, tolerability and efficacy of your product candidates or explain to us why these statements are appropriate given the stage of your product candidates. We note, by way of example, the statement that you “believe INP105 has the potential to be a preferred choice for the acute treatment of agitation and aggression events.” In this regard we also note the statement on page 98 that: “TRUDHESA administration resulted in a total plasma exposure of DHE in the first two hours of dosing similar to IV, which has been shown in our exploratory efficacy analyses to enable rapid pain relief.”

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 5, 93 and 99 of Draft No. 2.

5.

We note that you plan to initiate a double-blind, placebo-controlled Phase 2 proof-of-concept clinical trial of INP105 in adolescents with ASD by the end of 2021. Please disclose the country and clinical phase of this planned study here and where you discuss your Product Candidates in the Business section of your Prospectus.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 5 and 93 of Draft No. 2.

U.S. Securities and Exchange Commission

March 23, 2021

INP107 (Treatment of OFF Episodes in Parkinson’s Disease), page 5

6.

We note your disclosure that your expect to initiate a pharmacokinetic and tolerability trial in 2022. Please disclose the country where the anticipated trial will be conducted, and the clinical phase of this planned study, here and where you discuss your Product Candidates in the Business section of your Prospectus.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 5, 93 and 113 of Draft No. 2.

Implications of Being an Emerging Growth Company, page 8

7.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s request and will supplementally provide the Staff with a copy of any written communications it presents to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Polices and Estimates

Stock-Based Compensation, page 84

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any significant differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business

Intellectual Property, page 115

9.	Please expand your disclosure to address the following:

•	disaggregate the number of your owned patents by type of patent or patent family and disclose the related expiration dates for each group;

•	clarify whether you have composition of matter patents for the formulations of the product candidates referenced in your pipeline table; and

•

disclose the patent expiration dates for your licensed patent portfolio and file the related licensing agreement(s) as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) for guidance.

U.S. Securities and Exchange Commission

March 23, 2021

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 116 and 117 of Draft No. 2. The Company further informs the Staff that it does not in-license any patents upon which its business is dependent to a material extent.

Description of Capital Stock

Anti-Takeover Provisions

Restated Certificate of Incorporation and Restated Bylaw Provisions

Choice of Forum, page 165

10.

Please expand your disclosure to discuss the provision of your restated bylaws that will provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. In this regard, we note your risk factor disclosure on page 62.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 168 of Draft No. 2.

* * * * * * *

U.S. Securities and Exchange Commission

March 23, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4553, or, in her absence, Ryan Mitteness at (206) 389-4533.

Sincerely, FENWICK & WEST LLP

/s/ Amanda Rose
Amanda Rose Partner

cc:	Adrian Adams, Chief Executive Officer
John Leaman, M.D., Chief Financial Officer
Impel NeuroPharma, Inc.

Alan Smith, Esq.
Ryan Mitteness, Esq.
Fenwick & West LLP